FBC HOLDING, INC.

3111 W. Chandler Boulevard, Suite 2120

Chandler, Arizona 85226

May 1, 2025

VIA EDGAR

Rebekah Reed

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	FBC Holding, Inc.
Pre-Qualification Amendment No. 1 to
Offering Statement on Form 1-A
Filed April 29, 2025
File No. 024-12566

Dear Ms. Reed:

On behalf of the Company, I respectfully request that the qualification date of the captioned Offering Statement be accelerated and that the Offering Statement be declared qualified Friday, May 2, 2025, at 4:00 p.m. EDT, or as soon thereafter as is reasonably practicable.

In making this request, the Companys represents that the Offering Statement will be approved in the State of Colorado, upon qualification by the Securities and Exchange Commission (the “Commission”), and acknowledges the following:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, to declare the filing qualified does not relieve the Company from its full responsibility for the adequacy and accuracy of disclosure in the filing; and

•	the Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Very truly yours,

/s/ Lisa Nelson

Lisa Nelson

Chief Executive Officer

FBC Holding, Inc.